Brighthouse Life Insurance Company

11225 North Community House Road

Charlotte, North Carolina

Brighthouse Securities, LLC

11225 North Community House Road

Charlotte, North Carolina 28277

November 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company (“Registrant”)
Brighthouse Shield® Level Select 6-Year Annuity Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 SEC File No. 333-233239 Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned, as issuer, and the undersigned, as principal underwriter, for the Brighthouse Shield® Level Select 6-Year Annuity, hereby request acceleration of the above-captioned amendment to the Registration Statement on Form S-3, filed on November 7, 2019, so that it will be declared effective on November 18, 2019 or as soon thereafter as practicable.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY

By: /s/ Gregory E. Illson
Name: Gregory E. Illson
Title: Vice President

BRIGHTHOUSE SECURITIES, LLC

By: /s/ Donald Leintz
Name: Donald Leintz
Title: Vice President